EXHIBIT 107

Calculation of Filing Fee Tables

Form S-1

(Form Type)

Cosmos Holdings, Inc..

(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered and Carry Forward Securities]

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered	Proposed Maximum Offering Price Per Unit (1)	Maximum Aggregate Offering Price	Fee Rate		Amount of Registration Fee
Newly Registered Securities
Fees to be Paid	Equity	common stock	457(c)	49,181,143	$1.095	$49,181,143	$ $	92.70 per 1,000,000	$4,559
		Total Offering Amounts				$49,181,143			$4,559
		Total Fees Previously Paid							$0
		Total Fee Offsets							$0
		Net Fee Due							$4,559

1.

The proposed maximum offering price per unit is estimated solely for purposes of calculating the registration fee according to Rule 457(c) under the Securities Act based on the average of the high and low prices of the registrant’s common stock quoted on The Nasdaq Capital Market on May 24, 2022.